JAVO BEVERAGE COMPANY, INC.
1311 Specialty Drive
Vista, CA  92081

July 26 2005


Securities and Exchange Commission
Washington, D.C. 20549

Attn:  George Ohsiek Jr., Branch Chief
Fax:   202-772-9203

Mr. Ohsiek:

This is in response to your letter of June 9, 2005 concerning the annual Report on Form 10-KSB for the year ended December 31, 2004, and the Quarterly Report on Form 10-QSB for the period ended March 31, 2005. We are concurrently amending each of the filings.

Our responses are set forth in the order of your letter:

     1.   Non-cash loan costs:

          Regarding the non-cash loan costs recorded in 2004 and 2003 as described in Item 5 and again in footnote 8, the accounting is as follows:

          The Company sold instruments with both loan and common stock elements. In 2003 the stock discount of $1,800,000 was included in the financing activities in the cash flow statement. In 2004 we adopted a different treatment of the stock discount of $664,500, which was reflected in the net cash used in operating activities. This change in the 2004 cash flow statement was made to better reflect the net cash used in operating activities in 2004. Because the stock discount expense was incurred as part of a financing transaction and was reflected as such in our 2003 filings, management did not believe the differences between the 2003 presentation and the 2004 presentation significantly affected the overall cash flow statements and are not material enough to require revision of the 2003 cash flow statement.


                                                                               1
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     2.   The fourth quarter adjustments were as follows:

          One adjustment decreased 2004 depreciation expense by $19,000 and recognized a 2004 gain of $2,000 on the sale of assets. These year-end adjustments were not significant and were the result of corrections in estimated useful lives of the assets during the year. The Company does not anticipate similar corrections in the future.

          The second adjustment decreased non-cash consulting costs by $56,000, a reversal of an expense recorded twice. The posting error was due to a misunderstanding related to recording of the expense related to the exercise of a warrant where an expense had previously been recorded for the issuance of the warrant. The incorrect posting increased marketing expense and increased equity. The transaction was originally posted in the first quarter and was determined to be incorrect during the year-end audit. The adjustment was not significant and the amount was less than $0.0005 of earnings per share in any quarter. The Company does not anticipate needing to make similar corrections in the future.

          The last adjustment posted was to increase interest expense by $1,000 as part of the review of the accrued interest expense at year end. The amount had accrued over the course of the year and was not material in any period. The entry was made strictly to facilitate reconciliation between amortization tables and the general ledger.

          Management is striving to prepare financial statements that will need no year-end adjustments. The above adjustments were noted, so a reader could assess the level of the adjustments. However, Management believes that these adjustments were not material either individually or collectively. The issues that arose were from being overcautious about accruing expenses or simple good faith mis-estimations. None are quantitatively or qualitatively significant for any quarter or for the year.

     3.   Property and equipment impairment:

          While the Company has had significant losses, Management and key investors are very optimistic about the future prospects. All of the fixed assets are being utilized in our processes or our offices and the expectation is that the Company will reach profitability soon. The market capitalization of the Company stock at all times relevant to these filings exceeded $20,000,000, far above the total assets on the Company's balance sheet of approximately $4,500,000. The Company is one business and reporting unit, and it makes sense to us to look at our total market capitalization as the best indication of value of our business. Companies like us frequently incur losses for several years and someday become profitable. We discuss impairment of assets and inventory on a quarterly basis and found that our property and equipment is being used as an integral part of the production of our growing revenue stream. In addition, we calculated our projected revenues, expenses and net cash flows over the upcoming four years and determined that the property equipment and inventories were not impaired and that we were confident in our ability to continue as a going concern. We tested impairment in December of 2004 and March of 2005.

     4.   The allocation of value between stock and debt:

          In order to raise funds, the Company determined that its best option was to place its debt privately. Due to its continued operating losses, the Company had to "sweeten" the offer by issuing its debt at 10% interest per annum plus 3 shares of common stock for each $1 of debt.

          Between October and December 2004, the Company issued $2,250,000 in promissory notes at 10% interest per annum, with all interest and principal due at the end of five years, and the Company concurrently issued a total of 6,750,000 shares of its common stock to the same persons who were issued the promissory notes.

          The Company determined that the fair market value of the 6,750,000 shares issued in connection with the debt offering was $1,744,500. The fair market value of the stock issued was determined by applying a 30% discount to the monthly average closing stock price during the month the stock was issued. Management determined that the 30% discount was appropriate to apply to the monthly average closing stock price for various reasons including that the shares were not registered under the Securities Act of 1933, the Rule 144 restrictions on sale of the shares, a minority interest discount, and a large block discount due to issuance of a large number of shares relative to a thinly traded market for Company stock. The market value of our stock is overstated because it does not yet reflect the existence of the restricted shares we issued, and there are many of these restricted shares outstanding and all of them will become available for public resale at some later time. When the supply of shares grows, the price can go down. Our stock is also rather volatile, and is fairly thinly traded, so additional supply of shares could have a large adverse effect on the market price.

          To account for the transaction, the Company is following the guidance of APB 14 and SFAS 84. APB instructs us to allocate the proceeds between the debt and equity portions of the transaction. As such, the Company allocated the fair market value of the shares issued of $1,744,500 between a discount for the debt issued of $2,250,000 ($1,080,000 debt discount) and a stock discount expense for the issuance of the 6,750,000 shares of common stock ($644,500 stock discount).

          The Company determined that the debt holders loaned the Company the $2,250,000 not only because of the stated interest rate, but also because of receiving the stock that was issued at the time the notes were executed. The Company determined that 48% of the amount of the debt issued, or $1,080,000, would be the portion of the fair market value of the stock issued that would be capitalized as a contra debt account, amortized straight line over the 60 month life of the promissory notes. The "net debt" at the time of issuance was $1,170,000, implying approximately a 20% per annum cost of funds.

          Following the guidance of SFAS 84, which instructs us to expense any discount of stock price to market price as a inducement to convert or purchase, the remaining $664,500 of our estimate of the total value of the stock issued was expensed as a period expense for stock issued.


                                                                               3
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          For the first quarter of fiscal 2005, the Company used the same methodology for recording the additional $375,000 received from its debt private offering. We determined the fair market value of the 1,125,000 shares of our common stock issued on account of the offering in the first quarter of the fiscal year using a 30% discount of the monthly average closing prices, and that is how we arrive at $296,250, or $0.26333 per share issued. The $296,250 was allocated as follows:
          $180,000 (or 48% of $375,000) was capitalized to a contra debt account and $116,250 was charged to a current period stock issuance expense. The capitalized $180,000 is being amortized straight line over the 60 month life of the promissory notes. The "net debt" at the time of issuance was $195,000, implying approximately a 20% per annum cost of funds.

          See detail schedule below:

-----------------------------------------------------------------------------------------------------------------------------
                                                          Monthly
                                                          Average   Restriction                           Debt
                                                # of       Stock         &        FMV of                Discount -    Stock
                                  Amount        Share     Closing     Blockage     Stock      Stock      Contra      Discount
       Period      # Investors     Debt        Issued      Price      Discount    Issued      FMV $       Debt       Expense
-----------------------------------------------------------------------------------------------------------------------------
Factors                                                                 30.0%                             48.0%
-----------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR 2004
      Oct-04              4       150,000      450,000    $ 0.340                  $ 0.24     108,000      72,000     36,000
      Nov-04             31     2,050,000    6,150,000    $ 0.378                  $ 0.26   1,599,000     984,000    615,000
      Dec-04              2        50,000      150,000    $ 0.361                  $ 0.25      37,500      24,000     13,500
                   -------------------------------------                                 ------------------------------------
2004                     37     2,250,000    6,750,000                                      1,744,500   1,080,000    664,500
                   -------------------------------------                                 ------------------------------------
1ST QUARTER 2005
      Jan-05              3       125,000      375,000    $0.378                   $ 0.26      97,500      60,000     37,500
      Feb-05              6       187,500      562,500    $0.388                   $ 0.27     151,875      90,000     61,875
      Mar-05              2        62,500      187,500    $0.360                   $ 0.25      46,875      30,000     16,875
                   -------------------------------------                                 ------------------------------------
1st Qtr 2005             11       375,000    1,125,000                                        296,250     180,000    116,250
                   -------------------------------------                                 ------------------------------------
Cumulative               48     2,625,000    7,875,000                                      2,040,750   1,260,000    780,750
                   =====================================                                 ====================================

Notes:
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                   FMV of stock issued was determine by averaging the closing price of the stock for the month the investor advanced debt funds and applying a 30% discount due to the factors that include Rule 144 restriction and the fact that Javo stock is thinly trade and an significant block of stock being sold would place downward pressure on the stock price.
                   ----------------------------------------------------------------------------------------------------------

                   ----------------------------------------------------------------------------------------------------------
                   Debt Discount was calculated at 48% of the amount of the loan advanced by the investor. The terms of the loans are 10% simple interest with both principal and interest due at then end of 5 years. With Javo's negative net worth and continued loss it was management's opinion that a significant discount was appropriate to reflect the interest rate and terms that would be demanded by a market lender. A forty-eight percent discount (48%) was concluded to be an appropriate discount for the note. The discount was capitalized as a contra account to the debt and is being amortized over the 60 months of the loan.
                   ----------------------------------------------------------------------------------------------------------
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


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     5.   The stock discount costs represent

          The restricted shares issued in connection with the Company's debt did not include detachable warrants, so there is no portion of the proceeds to be allocated for warrants. The Company recorded the stock and debt as follows:

                     Cash (actual amount received)      2,250,000
                 Discount (48% of $2,250,000 debt)      1,080,000
                              Loan cost recognized        664,500
                  Debt(actual amount to be repaid)                    2,250,000
           C/S (6,750,000 shares at par of $0.001)                        6,750
           APIC (6,750,000 shares at FMV less Par)                    1,737,750
                                                      -----------   -----------

                                                        3,994,500     3,994,500
                                                      ===========   ===========

          See answer under 4. above for additional information related to determining the loan costs.

     6.   Restricted Stock

          Paragraph 4 of SFAS 129 requires that an entity explain, in summary form within its financial statements, the pertinent rights and privileges of the various securities outstanding. The common stock we called the "restricted stock" was merely common stock that has been issued by the Company but was not registered under the Securities Act of 1933, and therefore cannot be resold or distributed absent registration unless an exemption from the registration requirement is applicable, such as Rule 144. Under Rule 144 the restricted stock issued has all the rights and privileges of the unrestricted shares, except they may not be sold until Rule 144 is satisfied. Under Rule 144 the restricted shares may not be sold in the public market for the first year of ownership and in the second year only in prescribed circumstances. After two years, if the investor is a non-affiliate, it may have the restrictive legend removed from the stock and the stock essentially becomes free trading, if Rule 144 is satisfied.

          Clarifying language has been added to our accompanying amended filings.

     7.   Fair Value of Common Stock

          Except for the shares issued under the debt offering, shares of common stock are simply valued based on the average of the market value for the calendar month of the grant date, less a discount if the shares are unregistered. The unregistered, therefore restricted, shares are compared to the freetrading shares and are recorded at a 30% discount, reflecting comparable values to other restricted share offerings. In addition, the Company's stock is thinly traded, and any block sale will serve to reduce the market value of the stock. See answers to 4. and 5. for details related to the stock issued in connection the Company's debt offerings.


     8.   8. Valuation of Warrants

          The warrants are valued using the Black-Scholes method. The following assumptions were used:

                     Risk free interest rate          6.0%
                     Expected life                    3 years
                     Expected volatility              70%
                     Expected dividends               $0
                     Strike price                     $0.085
                     Stock price                      30 day average

          The shares issued in exchange for consulting services are at an average price for the month of issuance. The disclosure of the "4-30 day average price" was a typographical error and should have read "30 day average price".

     9., 10., 11. and 12. Item 8A

          The Company is concurrently filing amendments with corrected Item 8A disclosures and certifications, to its 2005 Form 10-KSB and 1st Quarter 2005 Form 10-QSB.


     13.  Significant Changes

          The Company confirms that there were no changes to the internal control over financial reporting that occurred in the most recent fiscal quarter that materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting. However, we believe that Item 8A disclosures in future filings should describe any and all such changes.

     14.  Section 302 Certifications

          In the amendments, the Company has revised the certifications to meet the applicable standards.

     15.  Cash Flow Statement

          The cash flow statement for March 31, 2005 contains the caption "Loan fee and discount - net of amortization of $383,781" The details of that line item are as follows:

-----------------------------------------------------------------------------------------------------------
Description                                  1st Quarter 2005                          1st Quarter 2004
-----------------------------------------------------------------------------------------------------------
Debt Premium Amortization                   Debit        Credit                      Debit        Credit
          2002 debt offering                             120,000                                  120,000
          2003 debt offering                             144,000                                  144,000
          2004 debt offering                              60,500
Loan Fee Amortization
          2002 debt offering                              25,000                                   25,000
          2003 debt offering                              15,677                                    7,227
          2004 debt offering                              12,604

Non-cash Expense                            377,781                                  296,227
                                         ----------   ----------                  ----------   ----------
Net Amortization                            377,781      377,781                     296,227      296,227
                                         ==========   ==========                  ==========   ==========
APIC/Common Stock                                        180,000
2004 Debt Premium                           180,000
Loan Fee
          2004 Debt (Credit to
          Accounts Payable)                  37,500
                                         ----------
LOAN FEE AND DISCOUNT - NET OF AMORT.       217,500      557,781      340,281
                                         ==========   ==========   ==========

There is an immaterial mistake in the cash statement where we disclosed the amortization of debt premium of $383,781, this number should have been $377,781. $383,781. The $6,000 difference was due to a typographical error.
-----------------------------------------------------------------------------------------------------------

At your request, we do hereby acknowledge:

     Javo Beverage is solely responsible for the adequacy and accuracy of the disclosures in the filings;

     SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     Javo Beverage may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to call with any questions you may have.

Sincerely,


/s/ Cody C. Ashwell                              /s/ Richard A. Gartrell
Cody C. Ashwell                                  Richard A. Gartrell
Chairman & CEO                                   CFO



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